FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 September 2008

HSBC TO INTEGRATE TECHNOLOGY AND OPERATIONS TO DRIVE TRANSFORMATION OF CUSTOMER EXPERIENCE AND EFFICIENCY

Ken Harvey has been appointed to the newly created position of Chief Technology and Services Officer of the HSBC Group with effect from 1 October 2008. Reporting to Group Chief Executive, Michael Geoghegan, the new position combines the roles of Chief Information Officer and Group Chief Operating Officer.

David Hodgkinson (57), currently Chief Operating Officer, HSBC Holdings plc will retire from the Group on 31 December 2008 after 39 years distinguished international service.

Ken (47), currently Chief Information Officer, joined HSBC in 1989 and has over 25 years' technology and operations experience. He becomes a Group Managing Director and joins the Group Management Board, with effect from 1 October 2008.

Michael Geoghegan, Group Chief Executive of HSBC said "By combining our technology and worldwide operations more closely we can re-engineer customers' experience of HSBC and at the same time drive down the unit cost of production. Ken's appointment to the Group Management Board is a reflection of the importance we attach to realising these benefits for HSBC."

Regarding David Hodgkinson's retirement, Geoghegan continued "David's international banking experience and wise counsel have been invaluable. He has been a good friend and colleague to many of us over his illustrious career with HSBC, and we wish David and his family well."

Media enquiries to Patrick McGuinness on +44 (0)20 7991 0111 or via email at patrickmcguinness@hsbc.com.

Notes to editors:

Brief biography for Ken Harvey
Biographical details are available upon request from the HSBC Press Office on + 44 (0)20 7991 0111 or via email to pressoffice@hsbc.com

The HSBC Group
 HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: September 26, 2008